

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

10 July, 2003



03024449

03 JUL 10 AM 7:21

Securities and Exchange Commission,
Division of Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA



Ladies and Gentlemen,

PaperlinX Limited – Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(i) Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX' file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Very truly yours,

PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

Richard Hobson
Company Secretary

c.c. Burr Henly, Sullivan & Cromwell
32 / 101 Collins Street, Melbourne 3000

Att:



List of documents forwarded under cover the letter to Securities and Exchange Commission dated 10 July, 2003.

- Trading Halt dated 18 June 2003
- Compliance with ASIC Class Order 02/1180 - 18 June 2003
- Press Release – To take major strategic step in Europe 18 June 2003
- Press Release – Managing Director Update 18 June 2003
- Press Release - Presentation – Major strategic step in Europe 18 June 2003
- Press Release – Completes Institutional Equity Raising 19 June 2003
- Appendix 3F – Final Share Buy Back Notice 19 June 2003
- Appendix 3B – New Issue Announcement 19 June 2003
- Compliance with ASIC Class Order 02/1180 25 June, 2003
- Appendix 3B – Employee Incentive Plan 1 July 2003
- Form 603 – Becoming a substantial shareholder 4 July 2003
- Letter to Shareholders – Share Purchase Plan Offer 4 July 2003
- Share Purchase Plan Application 4 July 2003

82-5061

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

Wednesday 18 June 2003

To: Australian Stock Exchange Limited
Level 3, 530 Collins Street
Melbourne VIC 3000

Attention: Ms Kate Kidson

Fax: (03) 9614 0303

Dear Ms Kidson

Request for Trading Halt

On behalf of PaperlinX Limited (***PaperlinX***), I request a trading halt in all securities of PaperlinX Limited from the commencement of trading today.

In accordance with Listing Rule 17.1, I advise that:

(a) PaperlinX is requesting a trading halt because it is aware of the possible significant transaction and associated funding arrangements referred to in the accompanying Announcement;
(b) PaperlinX wishes the trading halt to last until such time as it is in a position to make an announcement to the market concerning both the proposed transaction and the finalisation of the terms of the associated capital raising arrangements. In any event, the trading halt will not last beyond the commencement of trading on Friday 20 June 2003; and
(c) PaperlinX is not aware of any reason why the trading halt should not be granted.

If you have any queries concerning this request, please do not hesitate to contact me on (03) 8540 2264.

Yours sincerely

Richard Hobson
Company Secretary and General Counsel



PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

18 June 2003

PRESS RELEASE
(not for release in the United States)

PAPERLINX TO TAKE MAJOR STRATEGIC STEP IN EUROPE

PaperlinX today announced another major step in its strategy to develop a leading international fine paper merchanting business by signing a Heads of Agreement to acquire the Paper Merchanting Division of Buhrmann NV for €746 million (A$1.3 billion) on a debt free basis. Commenting on the signing, Ian Wightwick, Managing Director of PaperlinX said, "This is an exciting and unique opportunity for PaperlinX which follows on from our successful acquisitions of Bunzl Fine Paper (now The Paper Company) in the UK and Ireland and Coast Paper and Papier Turgeon in Canada. Buhrmann's Paper Merchanting Division is the leading European paper merchant and the acquisition is targeted to deliver strong earnings per share growth for our shareholders and result in PaperlinX having sales over A$9 billion per annum."

Mr Wightwick added, "The addition of Buhrmann's Paper Merchanting Division to PaperlinX will be a major strategic initiative, in line with our stated strategy to develop a leading international fine paper merchanting business. This is an excellent move, and follows a great deal of analysis, over a long period of time, of the opportunities available to us to grow the business. This acquisition creates the first multi-continent fine paper merchant with operations across Australasia, Asia, Europe and North America."

03 JUN 19 AM 7:21

Highlights of the transaction are:

- Buhrmann's Paper Merchanting Division is Europe's largest fine paper merchant with operations in 22 countries, employing over 5,000 people
- Annual sales are approximately €3 billion (A$5.4 billion), comprising 2.4 million tonnes of paper
- Estimated to increase PaperlinX's earnings per share by between 5% to 10% in the first full year based on estimated 2003 results.
- Earnings per share estimated to increase by at least 40% on 2003 earnings in year 3
- Estimated 15% return on funds invested by the end of year 3
- Purchase price multiple of 7.5 times the average EBITA earnings of Buhrmann's Paper Merchanting Division over the last three years. This compares favourably to other recent transactions in the sector.

Completion of the transaction is subject to completion of due diligence, negotiation of a sale & purchase agreement, completion of works council consultation procedures, Buhrmann NV shareholders' approval, regulatory approvals and other conditions. Estimated completion date is the end of August 2003.

About Buhrmann's Paper Merchanting Division

Buhrmann's Paper Merchanting Division has a network of operating companies servicing customers throughout Europe, on the West Coast of the USA and in South East Asia and South Africa. Its philosophy of operating locally focussed operations, as part of an international business, is consistent with PaperlinX's Merchanting philosophy.

The product range sold by Buhrmann's Paper Merchanting Division is similar to PaperlinX's merchants, focussed on coated, uncoated and cut size papers for customers in the commercial print, office and display business segments.

Commenting on the proposed acquisition, Mr. Wightwick said, "Buhrmann's Paper Merchanting Division has been consistently profitable through the current economic downturn and is currently undergoing a restructuring and profit improvement plan which will strengthen the business and position it well to benefit from an improvement in demand."

"In Europe, both Buhrmann's Paper Merchanting Division and The Paper Company have strong management teams. PaperlinX and Buhrmann's Paper Merchanting Division will continue the cultures of both companies in concentrating on the many thousands of customers in each region with strong personal representation support, as well as superior customer service. The trading entities in each region are valued for their wide choice of products at competitive prices."

"In terms of paper suppliers, the combination of PaperlinX and Buhrmann's Paper Merchanting Division offers a unique international network of distribution facilities and competent selling resources to most efficiently and cost effectively take products to market."

The New PaperlinX

At the completion of the transaction PaperlinX will generate annual sales in excess of A$9 billion. Over 55% of earnings before interest and tax will be from paper merchanting and, overall, around 50% of earnings before interest and tax will be derived outside of Australia. Funds invested will be in excess of A$3 billion. The group will employ 10,000 people worldwide and will be

Australasia's leading fine paper and packaging paper manufacturer and the world's only multi-continent fine paper merchant operating substantial businesses in 26 countries. PaperlinX's merchanting businesses will sell 4 million tonnes of paper each year to a wide range of customers around the world.

Funding

Due to PaperlinX's strong balance sheet, 75% of the acquisition funding will be from debt with 25% provided from an issue of new shares. An institutional placement is being undertaken today via a book build process to raise approximately A$230 million. The institutional placement is fully underwritten. A trading halt in PaperlinX shares has been granted by the Australian Stock Exchange for 18 June while the institutional placement is undertaken. It is expected that trading in PaperlinX shares will recommence on 19 June with an announcement made in relation to the outcome of the placement.

PaperlinX will also offer eligible Australian and New Zealand registered shareholders the opportunity to subscribe for up to A$5,000 worth of shares at the institutional placement price through a share purchase plan ("SPP"), without incurring brokerage or stamp duty. The overall amount raised under the SPP is expected to be around A$120 million. Further details of the SPP will be announced following the institutional placement.

The new shares issued under the institutional placement and the SPP will be eligible to participate in the final dividend for the Financial Year ending 30th June, 2003. "The share purchase plan gives eligible shareholders, particularly our loyal investors, the opportunity to participate in the equity raising at the same price as institutions.", Mr Wightwick said.

The company also plans to activate its Dividend Reinvestment Plan.

Dividend

"The acquisition and its funding is not anticipated to impact the amount of the final dividend payment for the current financial year, which is expected to be 14 cents per share, franked to approximately 50%." PaperlinX Chairman, Mr David Meiklejohn said, "When the estimated strong EPS growth eventuates, the Board will consider increases in the dividend rate. As the proportion of PaperlinX's earnings outside of Australia increases, it has the inevitable impact of reducing the level of dividend franking. However, we believe that estimated earnings per share growth as a result of this acquisition will more than compensate."

NEWS RELEASE

Conclusion

Mr Wightwick concluded, "The acquisition of Buhrmann's Paper Merchanting Division will be a significant strategic step and an excellent opportunity for PaperlinX to further drive its strategy of maintaining its Australian paper manufacturing business and building the leading international fine paper merchant. It complements our existing businesses, diversifies our earnings base, delivers enhanced shareholder value, and positions PaperlinX strongly for the future."

For further information, please contact:

Mr Ian Wightwick	Mr Darryl Abotomey	Mr David Shirer
Managing Director	Chief Financial Officer	Executive General Manager
PaperlinX Limited	PaperlinX Limited	Corporate & Investor Relations
Ph: +61 (3) 8540 2222	Ph: +61 (3) 8540 2305	PaperlinX Limited
	Ph: +61 (419) 838 059	Ph: +61 (3) 8540 2302
		Ph: +61 (407) 512 521

For a copy of the management presentation slides relating to this announcement, please go to Investor Information at www.paperlinx.com.au from 10:00am.

A live web cast of the media presentation by management will also be available at 10:00am on 18 June 2003 at www.paperlinx.com.au.

Note: Currencies have been converted at €0.56 to the Australian dollar

Forward looking Statements:
Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Disclaimer:
The securities referred to in this announcement have not and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States, or to or for the account or benefit of United States persons, absent registration or an available exemption from registration. This announcement has been prepared for publication in Australia and may not be released in the United States.

Editors Note:
PaperlinX is a leading international paper merchant, with businesses in Australia, New Zealand, Asia, North America, the United Kingdom and Ireland. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

82-5061

PaperlinX

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

Wednesday 18 June 2003

To: Australian Stock Exchange Limited
Level 3, 530 Collins Street
Melbourne VIC 3000

Attention: Ms Kate Kidson

Fax: (03) 9614 0303

Copy to: Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Fax: 1300 300 021

03 JUL 10 AM 7:21

Dear Ms Kidson

Compliance with ASIC Class Order 02/1180

Today, PaperlinX Limited (***PaperlinX***) announced that it was undertaking a fully underwritten institutional placement via a book build process to raise approximately A$250 million from issuing 53.6 million new ordinary shares.

In accordance with the requirements of Category 1 of ASIC Class Order 02/1180, PaperlinX confirms that there is no information of the kind that would be required to be disclosed under sub-section 713(5) of the *Corporations Act* 2001 if a prospectus were to be issued in reliance on section 713 of the *Corporations Act* 2001 in relation to the offer of the securities described above.

If you have any queries concerning this request, please do not hesitate to contact me on (03) 8540 2264.

Yours sincerely

Richard Hobson
Company Secretary and General Counsel



PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

18 June 2003

PRESS RELEASE
(not for release in the United States)

PAPERLINX TO TAKE MAJOR STRATEGIC STEP IN EUROPE

PaperlinX today announced another major step in its strategy to develop a leading international fine paper merchanting business by signing a Heads of Agreement to acquire the Paper Merchanting Division of Buhrmann NV for €746 million (A$1.3 billion) on a debt free basis. Commenting on the signing, Ian Wightwick, Managing Director of PaperlinX said, "This is an exciting and unique opportunity for PaperlinX which follows on from our successful acquisitions of Bunzl Fine Paper (now The Paper Company) in the UK and Ireland and Coast Paper and Papier Turgeon in Canada. Buhrmann's Paper Merchanting Division is the leading European paper merchant and the acquisition is targeted to deliver strong earnings per share growth for our shareholders and result in PaperlinX having sales over A$9 billion per annum."

Mr Wightwick added, "The addition of Buhrmann's Paper Merchanting Division to PaperlinX will be a major strategic initiative, in line with our stated strategy to develop a leading international fine paper merchanting business. This is an excellent move, and follows a great deal of analysis, over a long period of time, of the opportunities available to us to grow the business. This acquisition creates the first multi-continent fine paper merchant with operations across Australasia, Asia, Europe and North America."

Highlights of the transaction are:

- Buhrmann's Paper Merchanting Division is Europe's largest fine paper merchant with operations in 22 countries, employing over 5,000 people
- Annual sales are approximately €3 billion (A$5.4 billion), comprising 2.4 million tonnes of paper
- Estimated to increase PaperlinX's earnings per share by between 5% to 10% in the first full year based on estimated 2003 results.
- Earnings per share estimated to increase by at least 40% on 2003 earnings in year 3
- Estimated 15% return on funds invested by the end of year 3
- Purchase price multiple of 7.5 times the average EBITA earnings of Buhrmann's Paper Merchanting Division over the last three years. This compares favourably to other recent transactions in the sector.



NEWS RELEASE

Completion of the transaction is subject to completion of due diligence, negotiation of a sale & purchase agreement, completion of works council consultation procedures, Buhrmann NV shareholders' approval, regulatory approvals and other conditions. Estimated completion date is the end of August 2003.

About Buhrmann's Paper Merchanting Division

Buhrmann's Paper Merchanting Division has a network of operating companies servicing customers throughout Europe, on the West Coast of the USA and in South East Asia and South Africa. Its philosophy of operating locally focussed operations, as part of an international business, is consistent with PaperlinX's Merchanting philosophy.

The product range sold by Buhrmann's Paper Merchanting Division is similar to PaperlinX's merchants, focussed on coated, uncoated and cut size papers for customers in the commercial print, office and display business segments.

Commenting on the proposed acquisition, Mr. Wightwick said, "Buhrmann's Paper Merchanting Division has been consistently profitable through the current economic downturn and is currently undergoing a restructuring and profit improvement plan which will strengthen the business and position it well to benefit from an improvement in demand."

"In Europe, both Buhrmann's Paper Merchanting Division and The Paper Company have strong management teams. PaperlinX and Buhrmann's Paper Merchanting Division will continue the cultures of both companies in concentrating on the many thousands of customers in each region with strong personal representation support, as well as superior customer service. The trading entities in each region are valued for their wide choice of products at competitive prices."

"In terms of paper suppliers, the combination of PaperlinX and Buhrmann's Paper Merchanting Division offers a unique international network of distribution facilities and competent selling resources to most efficiently and cost effectively take products to market."

The New PaperlinX

At the completion of the transaction PaperlinX will generate annual sales in excess of A$9 billion. Over 55% of earnings before interest and tax will be from paper merchanting and, overall, around 50% of earnings before interest and tax will be derived outside of Australia. Funds invested will be in excess of A$3 billion. The group will employ 10,000 people worldwide and will be

NEWS RELEASE

Australasia's leading fine paper and packaging paper manufacturer and the world's only multi-continent fine paper merchant operating substantial businesses in 26 countries. PaperlinX's merchanting businesses will sell 4 million tonnes of paper each year to a wide range of customers around the world.

Funding

Due to PaperlinX's strong balance sheet, 75% of the acquisition funding will be from debt with 25% provided from an issue of new shares. An institutional placement is being undertaken today via a book build process to raise approximately A$230 million. The institutional placement is fully underwritten. A trading halt in PaperlinX shares has been granted by the Australian Stock Exchange for 18 June while the institutional placement is undertaken. It is expected that trading in PaperlinX shares will recommence on 19 June with an announcement made in relation to the outcome of the placement.

PaperlinX will also offer eligible Australian and New Zealand registered shareholders the opportunity to subscribe for up to A$5,000 worth of shares at the institutional placement price through a share purchase plan ("SPP"), without incurring brokerage or stamp duty. The overall amount raised under the SPP is expected to be around A$120 million. Further details of the SPP will be announced following the institutional placement.

The new shares issued under the institutional placement and the SPP will be eligible to participate in the final dividend for the Financial Year ending 30th June, 2003. "The share purchase plan gives eligible shareholders, particularly our loyal investors, the opportunity to participate in the equity raising at the same price as institutions.", Mr Wightwick said.

The company also plans to activate its Dividend Reinvestment Plan.

Dividend

"The acquisition and its funding is not anticipated to impact the amount of the final dividend payment for the current financial year, which is expected to be 14 cents per share, franked to approximately 50%." PaperlinX Chairman, Mr David Meiklejohn said, "When the estimated strong EPS growth eventuates, the Board will consider increases in the dividend rate. As the proportion of PaperlinX's earnings outside of Australia increases, it has the inevitable impact of reducing the level of dividend franking. However, we believe that estimated earnings per share growth as a result of this acquisition will more than compensate."

NEWS RELEASE

Conclusion

Mr Wightwick concluded, "The acquisition of Buhrmann's Paper Merchanting Division will be a significant strategic step and an excellent opportunity for PaperlinX to further drive its strategy of maintaining its Australian paper manufacturing business and building the leading international fine paper merchant. It complements our existing businesses, diversifies our earnings base, delivers enhanced shareholder value, and positions PaperlinX strongly for the future."

For further information, please contact:

Mr Ian Wightwick	Mr Darryl Abotomey	Mr David Shirer
Managing Director	Chief Financial Officer	Executive General Manager
PaperlinX Limited	PaperlinX Limited	Corporate & Investor Relations
Ph: +61 (3) 8540 2222	Ph: +61 (3) 8540 2305	PaperlinX Limited
	Ph: +61 (419) 838 059	Ph: +61 (3) 8540 2302
		Ph: +61 (407) 512 521

For a copy of the management presentation slides relating to this announcement, please go to Investor Information at www.paperlinx.com.au from 10:00am.

A live web cast of the media presentation by management will also be available at 10:00am on 18 June 2003 at www.paperlinx.com.au.

Note: Currencies have been converted at €0.56 to the Australian dollar

Forward looking Statements:
Certain statements in this release relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements. Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Disclaimer:
The securities referred to in this announcement have not and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States, or to or for the account or benefit of United States persons, absent registration or an available exemption from registration. This announcement has been prepared for publication in Australia and may not be released in the United States.

Editors Note:
PaperlinX is a leading international paper merchant, with businesses in Australia, New Zealand, Asia, North America, the United Kingdom and Ireland. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

82-5061


PaperlinX

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

18 June 2003

03 JUL 10 AM 7:21

PRESS RELEASE

PAPERLINX MANAGING DIRECTOR

The Board of PaperlinX Limited announced today that the CEO and Managing Director, Mr Ian Wightwick, has agreed to continue in his role until acquisition of Buhrmann's Paper Merchanting Division has been completed and the business is integrated into PaperlinX.

"Ian had previously indicated to the Board that he was planning to retire, at a mutually convenient time, to pursue a non-executive director career," the Chairman of PaperlinX, Mr David Meiklejohn said, "We are very pleased that he has agreed to continue to lead the Company until the Buhrmann Paper Merchanting Division acquisition is completed and the business is bedded down within PaperlinX."

"The Board had commenced the process to identify a replacement, but this was put on hold when the Buhrmann Paper Merchanting Division opportunity arose. The Board will now resume the search and Ian will continue as CEO until his successor is in place. We are looking for an executive who has the experience and skill to manage this very large global group and who will continue the sound and successful strategy that Ian and his management team have implemented over the past three years."

"The search process will consider both internal and external candidates and is being undertaken both in Australia and overseas. We would expect that the appointee will be in place by no later than the first quarter of calendar year 2004."

For further information, please contact:

David Meiklejohn
Chairman
PaperlinX
Tel: (03) 9674 7121
Mob: 0412 318 641

82-5061

PaperlinX

A$1.3b Acquisition of Europe's Leading Paper Merchant

18 June 2003

NOT FOR RELEASE IN THE UNITED STATES

Forward Looking Statements

Certain statements in this document relate to the future, including forward looking statements relating to PaperlinX's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of PaperlinX to be materially different from future results, performance or achievements expressed or implied by such statements.

Neither PaperlinX nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur and you are cautioned not to place undue reliance on such forward looking statements.

Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, PaperlinX disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in this document to reflect any change in expectations in relation thereto or any change in events, conditions or circumstances on which any such statement is based.

Currencies translated at 0.56 Euro to the Australian dollar

Agenda

- **Transaction Overview**
- Buhrmann NV's Paper Merchanting Division
- The New PaperlinX
- Acquisition Financing
- Conclusion

Overview

- Heads of Agreement signed to acquire Buhrmann NV's Paper Merchanting Division, the leading independent fine paper merchant in Europe
- Purchase for cash of €746m (A$1.3b), debt free
- Funding by mix of debt and equity
- Completion expected end August 2003
- Exclusive sale process supported by Buhrmann Board and subject to completion of due diligence, completion of Sale and Purchase Agreement, regulatory approval, Buhrmann shareholder approval and Works Council consultation procedures
- A unique opportunity for broad market position at a cyclical low point

Another Major Strategic Step

- Follows on from successful acquisitions in Europe (Bunzl Fine Paper) and Canada (Coast Paper and Papier Turgeon)
- The leading paper merchant operating across Asia, Australasia, Europe and North America
- Major step in PaperlinX's strategic vision to be:
  - A leading independent international paper merchant and distributor
  - The leading Australian manufacturer of communication papers and high performance packaging papers

Major Fine Paper Merchants

xpedx
Unisource
The "New" PaperlinX
Japan Pulp & Paper
Kokusai Pulp & Paper
Okura Pulp & Paper
Buhrmann PMD
Antalis
Okamoto
PaperlinX
San Mic Chiyoda
MAP
Mitsubishi Paper Sales
Igepa
Inapa
Gould
Schneidersöhne
Lindenmeyr
Domtar/Ris
Papyrus

0 1,000 2,000 3,000 4,000 5,000 6,000
(000 tonnes)

Creating the leading multi-continent paper merchant

Source: Industry research


PaperlinX

PaperlinX Post Acquisition

Sales (revenue)	A$9 billion
Sales (volume)	4 million tonnes
Employees	10,000
Operations in	29 countries

Note:
proforma numbers based on adjusted 2002/2003 numbers for both PaperlinX and Buhrmann Paper Merchanting Division


PaperlinX

Financial Impact

- Expected to increase EPS by 5 - 10% in first full year measured off 2003 estimated earnings
- Expected to increase EPS by at least 40% in third year measured off 2003 estimated earnings
- Targeted 15% ROFE by the end of third year
- Fair acquisition price for leading European paper merchant

PaperlinX's Acquisition Criteria

Buhrmann NV's Paper Merchanting Division is the logical fit for PaperlinX in Europe

- ✓ Low risk and profitable
- ✓ Good management
- ✓ Stockist merchant of high quality fine paper
- ✓ Key supplier relationships
- ✓ Wide spread of customers
- ✓ Satisfactory logistics and information systems
- ✓ EPS positive in year 1
- ✓ Target return criteria of 15% ROFE by end of year 3

Agenda

- Transaction Overview
- **Buhrmann NV's Paper Merchanting Division**
- The New PaperlinX
- Acquisition Financing
- Conclusion

Buhrmann Paper Merchanting Division's Business Description

- Europe's leading independent fine paper merchant
  - extensive warehouse network and nationwide logistics infrastructure
  - provides customers with high-quality, responsive service
  - locally focussed businesses
    - 31 operating companies in 22 countries
- European market share of total fine paper sales around 8%
- Same business model as PaperlinX merchants
- Profitable despite current economic downturn in Europe

Buhrmann Paper Merchanting Division

- Key suppliers good fit with PaperlinX
- Deals with most major suppliers
- Strong brand management skills
- Established, experienced management team
  - developed the number one merchant in Europe
- Management initiated internal profit improvement plan
  - will drive long term profit increases
  - costs already provided for by the vendor

Burhmann Paper Merchanting Division

Key facts	2002A
Volume ('000 t)	2,380
Sales (€m)	2,988
Customers	80,000
Employees	5,400



- Key markets in UK and Holland
- Established in Central and Eastern Europe
- US Cash and Carry
- Singapore Paper Trading
- South Africa Paper Merchant

Buhrmann Paper Merchanting Division's Operating Companies

Austria
Papernet

Belgium
Epacar Total

Croatia
Adria Papir

Czech Republic
Ospap

Denmark
Udesen Grafiskt
CC&Co Group
Papernet Cons

Finland
Papernet Finland

France
BFI Total

Germany
Deutsche Papier Group

Hungary
Budapest Papir

Ireland
Merchanting Ireland

Italy
Polyedra
Caledonia

Netherlands
Buhrmann Ubens
Proost en Brandt
Driem

Poland
Mercator Papier

Portugal
Tulipel

Singapore
Winpac

Slovakia
Bratislavska Papier

Slovenia
Alpe Papir

South Africa
Finwood Papers

Spain
Papelco
Merchanting Spain

Sweden
Grafiskt Total

UK
Robert Horne
HSPG
The M6 Paper Group

US
Kelly Paper Company

Buhrmann Paper Merchanting Division's Business and Product Segments

Sales by business


Packaging/converting/other
Display
Office
Commercial print

Total sales: €2,988m

Sales by product


Other
Coated
Cut-Size
Uncoated

Total volumes: 2.4 million tonnes

Sales Split around 50:50 stock:indent

* Source: 2002 actuals

Buhrmann Paper Merchanting Division's Historic Financials

	1998A	1999A	2000A	2001A	2002A	1993-2002 average
Volume ('000 t)	1,927	2,202	2,427	2,419	2,380	
Sales (€m)	2,187	2,397	3,014	3,126	2,988	10.7% growth p.a. over last 10 years
EBITA (€m)	67	86	130	93	74	
EBITA (%)	3.1%	3.6%	4.3%	3.0%	2.5%	

Source: Buhrmann

- Consistently profitable
- Recently impacted by weaker paper demand
- Profit improvement plan currently under way
- Well placed for economic recovery

Agenda

- Transaction Overview
- Buhrmann Paper Merchanting Division
- **The New PaperlinX**
- Acquisition Financing
- Conclusion

The "New" PaperlinX


North America
Spicers Paper Inc
Coast Paper
Turgeon Paper
Europe
The Paper Company
Buhrmann Paper
Merchanting Division
Asia
Spicers Paper
Australasian Manufacturing
Australian Paper
Australasia Merchanting
Dalton Fine Paper
Dalton Web Paper
Spicers Paper
Spicers Office Paper

PaperlinX

Delivering on Strategy


Sales by Region
1999/2000
Europe 2%
Asia 0%
North America 5%
Australasia 93%
2002/3 (Adjusted)
Asia 2%
Australasia 21%
Europe 65%
North America 12%
Sales by Business
1999/2000
Other 16%
Merchanting 32%
Australian Paper 52%
2002/3 (Adjusted)
Other 1%
Australian Paper 11%
Merchanting 88%

The "New" PaperlinX EBIT

By Region

2002/3 (Adjusted)


Asia 1%
Europe
41%
Australasia
49%
North America
10%

By Business

2002/3 (Adjusted)


Other
1%
Australian
Paper
42%
Merchanting
57%

Assumptions for Earnings/EPS Growth

- No growth in underlying economies in first year
- Consolidation benefits in first year offset by implementation costs
- Consolidation benefits in third year conservatively estimated at <0.5% of sales
- Buhrmann Paper Merchanting Division profit improvement plans being actioned
- Average tax rate on new business of 33% offset by tax benefits within business
- Based off PaperlinX estimate for 2003 earnings
- Capital Expenditure = Depreciation

Agenda

- Transaction Overview
- Buhrmann Paper Merchanting Division
- The New PaperlinX
- **Acquisition Financing**
- Conclusion

Acquisition Cost

- Acquire 100% of businesses
- Total transaction cost is €746m price plus €20m costs
- Cash outlay will be reduced by long term provisions
- Debt free
- 7.5 times EBITA average of the last 3 years (based on price)
- 10 times EBITA for 2002 (based on price)
- Total intangibles of €80m, including costs
  - Brands - €50m
  - Goodwill - €30m

Funding


Funding
75%
25%
Debt
A$1,000m
New Equity
A$350m
Underwritten Placement
• Around A$230m
• Bookbuild today
Share Purchase Plan
• Up to A$5,000 per shareholder

Shares issued eligible for final dividend

Gearing	Post acq	Target
Debt/debt & equity	approx 45%	40-50%

Dividend Reinvestment Plan

- Commencing with Sept 03 dividend

Indicative timetable (Sydney time)

• **Announcement**	**Wednesday 18 June**	
• **Institutional placement**		
– books open	Wednesday 18 June	11.30am
– domestic books close	Wednesday 18 June	6.00pm
– international books close	Thursday 19 June	7.00am
– settlement	Wednesday 25 June	
• **SPP**	**Prior to completion**	
• **Sign Sale & Purchase Agreement**	**July**	
• **Completion**	**End August**	

Current Earnings and Dividends

- PaperlinX expects 2003 earnings to be 5% higher than in 2002, in line with prior guidance
- PaperlinX is well positioned to benefit from any improvement in economic conditions
- Final dividend for 2003 expected to be 14cps
  - Franking approximately 50%
- New shares eligible for final dividend
- Increased EPS will drive dividend growth

Agenda

- Transaction Overview
- Buhrmann Paper Merchanting Division
- The New PaperlinX
- Acquisition Financing
- **Conclusion**

Conclusion

- Unique opportunity to acquire Europe's leading merchant
- Acquiring for a fair price, at the bottom of the cycle
- Clear fit with stated growth strategy
- Targeted for strong earnings per share accretion from day one
- Meets targeted returns on investment
- Funded through a combination of debt and equity
- **Great deal for PaperlinX shareholders**



Questions and Answers

PaperlinX

This document is not a prospectus. It has been prepared solely for the purpose of information and does not constitute, nor is it intended to constitute, an offer or invitation to any person to buy or sell shares in PaperlinX Ltd. PaperlinX Ltd and its related entities and each of their respective directors, officers and agents (all, 'PaperlinX') have prepared the information contained in this document in good faith and have attempted to ensure that it is accurate at the time of preparation. However, no warranty is made as to the accuracy or reliability of any statements, estimates or opinions or other information contained in this document (any of which may change without notice) and, to the maximum extent permitted by law, PaperlinX disclaims all liability and responsibility for any direct or indirect loss or damage which may be suffered by any recipient through relying on anything contained in or omitted from this document. PaperlinX strongly advises any reader to make their own enquiries and to seek independent professional advice before making any investment decisions.

This document is not an offer of shares for subscription or sale in any market, including the United States. Shares may not be offered or sold in the United States, or to or for the account of U.S. persons, unless the shares have been registered under the U.S. Securities Act of 1933 or an exemption from registration is available. The shares referred to in this document have not been and will not be registered under the Securities Act. This document may not be released in the United States.

PaperlinX Limited
307 Ferntree Gully Rd, Mt Waverley, Victoria 3149, Australia
ABN 70 005 146 350


PaperlinX

82-5061

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

19 June, 2003

No. of pages: 2.

Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Fax: 1900 999 279

03 JUL 10 AM 7:21

Dear Sir/Madam,

PaperlinX Completes Institutional Equity Raising

We attach a News Release regarding PaperlinX completes institutional equity raising.

Please contact me if you require any further information.

Yours faithfully,

Richard Hobson
COMPANY SECRETARY



82-5061

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

19 June 2003

NEWS RELEASE

PRESS RELEASE

PAPERLINX COMPLETES INSTITUTIONAL EQUITY RAISING

PaperlinX today announced that it has successfully closed the institutional component of the equity raising, as part of the funding package for the acquisition of Buhrmann's Paper Merchanting Division, as announced on 18 June, 2003.

Following strong demand, the offer closed significantly oversubscribed at a final price of A$4.46 per share. A total of 53,600,000 shares will be issued through this institutional placement, to raise approximately A$240 million. The placement, which was arranged and underwritten by JBWere and Deutsche Bank, is expected to be settled on 25 June, 2003.

Ian Wightwick, Managing Director of PaperlinX, said, "The placement generated a strong response from a range of leading institutions from around the world. PaperlinX thanks our new and existing institutional shareholders for their support at this exciting stage of PaperlinX's international growth".

PaperlinX will also offer eligible Australian and New Zealand registered shareholders the opportunity to subscribe for up to A$5,000 worth of shares at the institutional price of $4.46 through a share purchase plan (SPP). The new shares issued under the institutional placement and the SPP will be eligible to participate in the final dividend for the financial year ending 30 June, 2003.

The record date for the SPP is 20 June, 2003 and offers are expected to be sent to eligible shareholders in the next two weeks.

DISCLAIMER:

The securities referred to in this announcement have not and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States, or to or for the account or benefit of United States persons, absent registration or an available exemption from registration. This announcement has been prepared for publication in Australia and may not be released in the United States.

For further information, please contact:

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

PaperlinX

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

19 June, 2003

No. of pages: 3

Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Fax: 1900 999 279

03 JUL 10 AM 7:21

Dear Sir/Madam,

Appendix 3F – Final Share Buy-Back Notice

We attach Appendix 3F containing Final Share Buy-Back Notice.

Please contact me if you require any further information.

Yours faithfully,

Richard Hobson
COMPANY SECRETARY

Rule 3.8A

Appendix 3F

82-5061

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
PaperlinX Limited	70 005 146 350

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On market

Details of all shares bought back

2	Number of shares bought back	1,750,456
3	Total consideration paid or payable for the shares	$8,770,582.09
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $5.12 date: 20 December 2002 lowest price: $4.91 date: 14 March 2003

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 19 June 2003
(Company secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.



PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

19 June, 2003

No. of pages: 9

82-5061

Company Announcements Office
Australian Stock Exchange Limited
4th Floor
20 Bridge Street
SYDNEY NSW 2000

Fax: 1900 999 279

03 JUL 10 7:21

Dear Sir/Madam,

Appendix 3B – New Issue Announcement

We attach Appendix 3B containing New Issue Announcement, application for quotation of additional securities and agreement.

Please contact me if you require any further information.

Yours faithfully,

Richard Hobson
COMPANY SECRETARY

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

PaperlinX Limited

ACN

005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares (***Ordinary Shares***)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to a maximum of 53,600,000 Ordinary Shares.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per the terms of existing Ordinary Shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$4.46 per Ordinary Share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds of the issue will be used to fund part of the purchase price for the acquisition of the paper merchanting division of Buhrmann NV, as announced to the ASX on 18/6/2003 (see ASX release entitled "PaperlinX – Major Strategic Step in Europe").
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 June 2003.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	357,763,158 + the number set out in (2) above	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,372,600	Employee Share Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As per existing Ordinary Shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	

21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 June, 2003

(R Hobson, Company Secretary)

== == == == ==

+ See chapter 19 for defined terms.


PaperlinX

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

Wednesday 25 June 2003

82-5061

To: Australian Stock Exchange Limited
Level 3, 530 Collins Street
Melbourne VIC 3000

Attention: Ms Kate Kidson

Fax: (03) 9614 0303

Copy to: Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Fax: 1900 999 279

03 JUL 10 AM 7:21

Dear Ms Kidson

Compliance with ASIC Class Order 02/1180

We refer to our letter of 18 June 2003 regarding the PaperlinX Limited (***PaperlinX***) institutional placement which has raised approximately A$239 million from issuing 53.6 million new fully paid ordinary shares.

In accordance with the requirements of Category 1 of ASIC Class Order 02/1180, PaperlinX confirms that there is no information to be disclosed of the kind that would be required to be disclosed under sub-section 713(5) of the *Corporations Act* 2001 if a prospectus were to be issued in reliance on section 713 of the *Corporations Act* 2001 in relation to the offer of the securities described above.

If you have any queries concerning this request, please do not hesitate to contact me on (03) 8540 2264.

Yours sincerely

Richard Hobson
Company Secretary and General Counsel

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

82-5061

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

PaperlinX Limited

ACN, ARBN or ARSN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Employee share options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	150,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise price: $4.76 Exercise date: any time after 18 June September 2006, or earlier in certain circumstances where the option holder's employment with PaperlinX Limited ceases.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No They will rank equally once the options are exercised. The options do not participate in dividends or other entitlements.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee incentive plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 June 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	411,363,158	Ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,522,600	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

+ See chapter 19 for defined terms.

82-5061

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

82-5061

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

82-5061

Sign here: .... Date: 30 June 2003
(Company Secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.



ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

4 July 2003

03 JUL 13 AM 7:21

The Secretary
Paperlinx Limited
307 Ferntree Gully Road
MOUNT WAVERLEY VIC 3149

Fax: 03 8540 2255

Dear Sir

Enclosed please find Form 603 Initial Substantial Shareholder Notice.

Yours faithfully

S S Rouvray
Secretary

82-5061

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Paperlinx Limited

ACN/ARSN:

1. Details of substantial holder (1)

Name: ING Australia Holdings Limited (and companies listed on Annexure A)

ACN/ARSN (if applicable): 008 459 596

The holder became a substantial holder on 26/06/2003

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ordinary shares	21122616	21122616	5.13%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Refer Annexure B		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Refer Annexure B			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Refer Annexure C				

82-5061

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	Related Bodies

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
	Refer Annexure B

Signature

print name S S ROUVRAY capacity SECRETARY

sign here [signature] date 04 / 07 / 2003

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

This is Annexure A of 5 pages
referred to in the Form 603 Notice
of Initial Substantial Holder signed
by me and dated 4 - 7 - 2003

Name: Steve Rouvray

Capacity: Company Secretary

Signature [signature]

Dated: 4-7-03

The address for each company listed below is 347 Kent Street, Sydney, NSW, unless otherwise stated.

COMPANY NAME	ACN
ING GROEP NV and each of its subsidiaries and controlled entities including the following companies:	
52 PHILLIP STREET PTY LTD	000 197 455
ABIFORM PTY LIMITED	003 981 771
ACT DIRECT INVESTMENT PTY LIMITED	003 318 330
ADVISOR INVESTMENT SERVICES LIMITED	009 585 255
ADVISER LENDING SERVICES PTY LIMITED (FORMERLY MERCANTILE MUTUAL LEASING PTY LIMITED)	009 860 057
AMFAS PTY LIMITED	005 720 427
ANZ GENERAL INSURANCE PTY LIMITED	072 892 365
ANZ INSAGE PTY LIMITED	099 665 648
ANZ LIFE ASSURANCE COMPANY LIMITED	008 425 652
ANZ MANAGED INVESTMENTS LIMITED	004 392 269
ARMSTRONG JONES LIFE ASSURANCE PTY LIMITED	004 885 849
ARMSTRONG JONES MANAGEMENT PTY LIMITED	008 947 840
ARMSTRONG JONES PORTFOLIO MANAGEMENT PTY LTD	008 900 409
ARMSTRONG JONES PROJECT MANAGEMENT PTY LTD	009 131 088
ARMSTRONG JONES PTY LTD	008 781 511
ATHELAS PTY LIMITED	008 638 622
TANDEM FINANCIAL ADVICE LIMITED	006 226 777
AUSTBROKERS HOLDINGS LIMITED	000 000 715

COMPANY NAME	ACN
AUSTBROKERS INVESTMENTS PTY LIMITED	075 777 669
AUSTBROKERS PTY LIMITED	005 541 266
AUSTBROKERS UNDERWRITING SERVICES PTY LIMITED	084 808 819
AUSTPLANNERS ASSET MANAGEMENT PTY LIMITED	005 757 817
AUSTRALIAN COMMUNITY INSURANCE PTY LIMITED	003 243 589
AUSTRALIAN GENERAL INSURANCE PTY LIMITED	006 007 334
AUSTSERVICES PTY LIMITED	059 421 304
AUSVEST PORTFOLIO SERVICE PTY LIMITED	003 318 312
BLEAKLEYS LIMITED	002 102 356
CLERDEW PTY LIMITED	003 771 702
COVERFORCE PTY LIMITED	067 079 261
DAVIDSON HUGHES DEVELOPMENTS PTY LTD	005 752 910
DENARVAL PTY LTD	061 968 090
DE RUN SECURITIES PTY LTD	084 086 984
ING CORPORATE SERVICES PTY LIMITED	008 646 277
DOMAIN DEVELOPMENT PTY LIMITED	010 689 737
ERINBOA PTY LIMITED	003 860 231
FINANCIAL FACTS PTY LTD	006 501 293
FINANCIAL PLANNING HOTLINE PTY LIMITED	000 895 269
FINSURA INSURANCE MANAGEMENT SERVICES PTY LTD	003 315 651
FINANCIAL INVESTMENT NETWORK GROUP PTY LIMITED	003 790 609
HEINE ADMINISTRATION SERVICES PTY LIMITED	007 257 794
HEINE ASSET MANAGEMENT PTY LIMITED	072 656 798
HEINE COMPUTER SERVICES PTY LTD	006 819 727
HEINE FUNDS MANAGEMENT PTY LIMITED	061 851 983
HEINE MANAGEMENT PTY LIMITED	006 475 449
HEINE MORTGAGE ADMINISTRATION PTY LIMITED	077 516 995
HEINE MORTGAGE MANAGEMENT PTY LTD	006 784 032

COMPANY NAME	ACN
HEINE PROPERTY MANAGEMENT PTY LTD	006 874 639
HEINE SECURITIES PTY LIMITED	072 656 752
INDUSTRY RETIREMENT PTY LIMITED	004 585 086
ING ADMINISTRATION PTY LIMITED	008 947 831
ING AUSTRALIA HOLDINGS LIMITED	008 459 596
ING AUSTRALIA LIMITED	000 000 779
ING BANK (AUSTRALIA) LIMITED	000 893 292
ING BANK NV	
ING CUSTODIANS PTY LIMITED	008 508 496
ING FUNDS MANAGEMENT LIMITED	003 002 800
ING INDUSTRIAL CUSTODIAN PTY LTD	081 823 743
ING INVESTMENT MANAGEMENT LIMITED	003 731 959
ING LIFE AUSTRALIA HOLDINGS PTY LIMITED	099 145 552
ING LIFE HOLDINGS LIMITED	099 127 321
ING LIFE LIMITED	009 657 176
ING MANAGEMENT LIMITED	006 065 032
ING INSURANCE INTERNATIONAL BV	
ING OFFICE CUSTODIAN PTY LTD	090 814 645
ING PRIVATE CAPITAL PTY LIMITED	009 206 857
ING VERZEKERGINGEN NV	
INSURANCE BROKER HOTLINE PTY LTD	076 731 514
INTEGRATED NETWORKS PTY LIMITED	003 319 319
LYNX FINANCIAL SERVICES PTY LTD	004 937 704
M.A.F.G. PTY LIMITED	000 003 823
MERCANTILE EQUITIES PTY LIMITED	001 151 720
MERCANTILE MUTUAL FINANCIAL SERVICES PTY LIMITED	000 006 057
MERCANTILE MUTUAL INSURANCE (AUSTRALIA) LIMITED	000 456 799
MERCANTILE MUTUAL INSURANCE (N.S.W. WORKERS COMPENSATION) PTY LIMITED	003 069 403

COMPANY NAME	ACN
MERCANTILE MUTUAL INSURANCE (S.A. WORKERS COMPENSATION) LIMITED	068 769 497
MERCANTILE MUTUAL INSURANCE (WORKERS COMPENSATION) LIMITED	000 007 072
MERCANTILE MUTUAL INSURANCE EQUITIES PTY LIMITED	001 160 809
MERCANTILE MUTUAL WORKSURE LIMITED	060 159 757
MML PROPERTIES PTY LIMITED	005 403 841
NAGATA PTY LTD	003 337 451
NNA PTY LIMITED	061 787 853
OPTIMIX INVESTMENT MANAGEMENT LIMITED	006 790 629
PACIFIC MUTUAL AUSTRALIA PTY LIMITED	009 093 109
PARTNERSHIP PLANNING BROKER SERVICES LIMITED	000 574 970
PARTNERSHIP PLANNING LIMITED	009 554 189
POSTBANK AUSTRALIA PTY LIMITED trustee for Postbank Equity Trust	008 647 185
PROSAFE INVESTMENTS PTY LIMITED	000 585 491
QBE MERCANTILE MUTUAL LIMITED	087 142 569
RETIREINVEST (NO. 2) PTY LIMITED	006 181 746
RETIREINVEST (NO. 3) PTY LIMITED	002 920 541
RETIREINVEST BRISBANE CITY PTY LIMITED	100 304 354
RETIREINVEST NOWRA PTY LIMITED	102 585 053
RETIREINVEST PTY LIMITED	001 774 125
RETIREINVEST SUBIACO PTY LIMITED	102 415 814
RI ROCKHAMPTON & GLADSTONE PTY LIMITED	104 125 895
STANLEY G. PLANTZOS INSURANCE BROKERS PTY LTD	000 613 221
SUPER CONCEPTS PTY LTD	007 437 907
SUPER SOLUTIONS PTY LTD	002 966 341
TRENORTH PTY LIMITED	006 732 243
UNION INVESTMENT COMPANY PTY LIMITED	004 084 879
VANDENBERGH FINANCIAL SERVICES PTY LIMITED	098 970 800

COMPANY NAME	ACN
VENTURE CAPITAL PARTNERS (NOMINEES NO. 1) PTY LIMITED	082 834 900
VENTURE CAPITAL PARTNERS PTY LIMITED	079 575 689
WESTERN UNITED BENEFIT PLANNERS PTY LTD	009 153 397
WESTERN UNITED INSURANCE BROKERS (AUST) PTY LTD	004 848 060
WESTERN UNITED INSURANCE BROKERS (W.A.) PTY LTD	008 987 675
WESTERN UNITED INSURANCE BROKERS PTY LTD	007 698 062
WISE FINANCIAL SERVICES PTY LTD	003 608 268

ANNEXURE "B"

HOLDER OF RELEVANT INTEREST	NATURE OF RELEVANT INTEREST	REGISTERED HOLDER OF SHARES	PERSON ENTITLED TO BE REGISTERED AS HOLDER	NUMBER OF ORDINARY SHARES	ASSOCIATION WITH SUBSTANTIAL SHAREHOLDER
INGIM	Investment Manager	AMP as Custodian for Workers Compensation	N/A	664,665	Related Company
ING LIFE	Beneficial Owner	ING LIFE	N/A	7,869,379	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Tax Effective Income Fund	N/A	749,650	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Active Growth Trust	N/A	123,502	Related Company
INGIM	Investment Manager	Chase Manhattan Bank Custodian for Blue Chip Imputation Trust	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Emerging Companies Trust Fund	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Resources Opportunity Trust	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Small Companies Growth Trust Fund	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Wholesale Emerging Companies Trust	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Sustainable Investment Wholesale Australia Share Trust	N/A	85,262	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Pooled Australia Share Fund	N/A	3,941,027	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Pooled Property Fund	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Small Companies Pool	N/A	0	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Blue Chip Pool	N/A	1,479,166	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services Limited for Qantas Staff Superannuation Fund	N/A	0	Related Company
INGIM	Investment Manager	AMP as Custodian for Australian Business Limited	N/A	479,749	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services Limited for Aust. Portfolio Managers	N/A	373,975	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services Limited for Brisbane City Council Superannuation Plan	N/A	0	Related Company
INGIM	Investment Manager	Commonwealth Custodial Services Limited for SI Income	N/A	214,225	Related Company

INGIM	Investment Manager	AMP as Custodian for General & Cologne Australian Equities	N/A	0	Related Company
INGIM	Investment Manager	National Nominees Limited Custodian for Govt Employees Super Fund	N/A	0	Related Company
INGIM	Investment Manager	AMP as Custodian for Non Government Schools Super Fund	N/A	0	Related Company
INGIM	Investment Manager	Chase Manhattan Bank Custodian for Sydney Diocesan Superannuation Fund	N/A	38,764	Related Company
INGNZAJ	Investment Manager	Premier as Custodian for AJNZ	N/A	63,840	Related Company
INGIM	Investment Manager	National Australia Bank for Rio Tinto Superanuation Fund	N/A	0	Related Company
INGIM	Investment Manager	AMP as Custodian for APSP Pooled Superannuation Trust	N/A	0	Related Company
INGIM	Investment Manager	Permanent Trustee Company Limited for AM Investment Trust	N/A	317,979	Related Company
INGIM	Investment Manager	Chase Manhattan Bank Custodian for Queensland Local Government Superannuation	N/A	432,676	Related Company
INGIM	Investment Manager	National Nominees Limited for Fiji National	N/A	0	Related Company
INGIM	Investment Manager	National Nominees Limited for Medical Benefits Fund	N/A	0	Related Company
INGIM	Investment Manager	National Australia Bank for Timber Industry Superannuation Scheme	N/A	90,828	Related Company
INGIM	Investment Manager	National Australia Bank for Alcoa Retirement Plan	N/A	162,617	Related Company
INGFM	Investment Manager	Chase Manhattan Bank Custodian for Sisters Of Charity	N/A	12,090	Related Company
INGIM	Investment Manager	RBC Global Services Australia Nominees Pty Ltd for Navigator Australia Limited	N/A	25,300	Related Company
INGIM	Investment Manager	Citicorp Nominees Pty Limited CFISL Aust Share5	N/A	285856	Related Company
ANZMI	Investment Manager	ANZ Managed Investments Limited	N/A	3,691,646	Related Company
INGIM	Investment Manager	INGIM	N/A	0	Related Company
INGIM	Investment Manager	INGIM	N/A	0	Related Company
INGIM	Investment Manager	INGIM	N/A	0	Related Company
INGIM	Investment Manager	INGIM	N/A	0	Related Company
				21,122,616	

INGIM	INGIM	
INGIM	ING Investment Management Limited (Formerly Mercantile Mutual Investment Management Limited))	Level 13, 347 Kent Street, Sydney NSW 2001
ING LIFE	ING Life Insurance Company Limited (Formerly Mercantile Mutual Life Insurance Company Limited))	
INGFM	ING Funds Management (Formerly Mercantile Mutual Funds Management Limited))	
AMP	AMP Nominees Pty Ltd PO Box R209 Royal Exchange NSW 1225	
Citibank	Citicorp Nominees Pty Ltd GPO Box 764G Melbourne VIC 3001	
Chase	Chase Manhattan Nominees Limited Locked Bag 7 Royal Exchange Sydney NSW 2001	
ANZ	ANZ Custodian Services PO Box 2842AA Melbourne VIC 3001	
AJ New Zealand	Premier Nominees Limited No. 1 Account C/- Armstrong Jones (New Zealand) Limited PO Box 7149 Wellesley Street Auckland 1036 New Zealand	
CBA Custodial Services	CBA Custodial Services C/- Commonwealth Custodial Services Pty Ltd PO Box 4122 Sydney NSW 2001	

82-5061

National Nominees	National Nominees Limited Level 5 South 271 Collins Street Melbourne VIC 3000
Permanent Trustee	AM Trusteeship Services Limited C/- Permanent Trustee Company Limited GPO Box 4270 Sydney NSW 2001
ANZ Managed Investments Limited	ANZ Managed Investments Limited C/- ANZ Nominees GPO Box 2842AA Melbourne VIC 3001
RBC Global Services	RBC Global Services Australia Nominees Pty Ltd GPO Box 5430 Sydney NSW 2000

This is the annexure marked "B" of 2 pages referred to in Form 603 Initial substantial shareholder signed by me on: 4-7-03

S.S. Rouvray
Secretary

ANNEXURE "C"			
Holder of Relevant Interest	Date of acquisition Sale	Ordinary Shares Purchased (Sold)	Condsideration
ING LIFE	29/05/2003	-8400	37851.25
ING LIFE	26/06/2003	62000	276520
ING LIFE	28/05/2003	-39600	177794.16
ING LIFE	29/05/2003	-30900	139238.53
ING LIFE	26/06/2003	242000	1079320
ING LIFE	10/03/2003	-55190	274826.36
ING LIFE	11/03/2003	-28640	143838.92
ING LIFE	12/03/2003	-17184	85998.42
ING LIFE	13/03/2003	-16366	80818.06
ING LIFE	14/03/2003	-16366	80973.06
ING LIFE	17/03/2003	-16366	82638.89
ING LIFE	19/03/2003	-13911	71307.64
ING LIFE	20/03/2003	-13911	71446.32
ING LIFE	21/03/2003	-13911	71421.36
ING LIFE	24/03/2003	-25643	131655.37
ING LIFE	25/03/2003	-25643	130181.59
ING LIFE	26/03/2003	-25643	129556.54
ING LIFE	27/03/2003	-51771	262384.09
ING LIFE	29/04/2003	-5491	28514.12
ING LIFE	20/06/2003	-112442	518966.91
ING LIFE	23/06/2003	-95158	446095.01
ING LIFE	26/06/2003	1557000	6944220
ING LIFE	10/03/2003	-10520	52385.82
ING LIFE	11/03/2003	-6360	31941.89
ING LIFE	12/03/2003	-3816	19097.41
ING LIFE	13/03/2003	-3634	17945.31
ING LIFE	14/03/2003	-3634	17979.72
ING LIFE	17/03/2003	-3634	18349.61
ING LIFE	19/03/2003	-3089	15830.61
ING LIFE	20/03/2003	-3089	15864.97
ING LIFE	21/03/2003	-3089	15859.43
ING LIFE	24/03/2003	-7591	38973.44
ING LIFE	25/03/2003	-7591	38545.87
ING LIFE	26/03/2003	-7591	38352.14
ING LIFE	27/03/2003	-15327	77679.81
ING LIFE	8/04/2003	-25200	128069.54
ING LIFE	29/04/2003	-2022	10500.01
ING LIFE	20/06/2003	-34610	159775.7
ING LIFE	23/06/2003	-29290	137309.77
ING LIFE	26/06/2003	335000	1494100
INGIM	6/06/2003	-15600	71460.03
INGIM	10/06/2003	-19200	88697.3
INGIM	18/06/2003	-248591	1188264.98
INGIM	26/06/2003	140000	624400
INGIM	23/06/2003	-6000	28127.65
INGIM	26/06/2003	102000	454920
INGIM	26/06/2003	2000	8920
INGIM	14/03/2003	-15500	76180.02
INGIM	23/05/2003	-4800	22141.91

INGIM	20/06/2003	-11374	52507.62
INGIM	23/06/2003	-9626	45126.11
INGIM	26/06/2003	89000	396940
INGIM	26/06/2003	119000	530740
INGIM	30/04/2003	3300	17014.16
INGIM	26/06/2003	25000	111500
INGIM	26/06/2003	51000	227460
INGIM	15/04/2003	16200	84802.91
INGIM	20/06/2003	-5037	23253.12
INGIM	23/06/2003	-4263	19984.69
INGIM	26/06/2003	77000	343420
INGIM	26/06/2003	2000	8920
INGIM	7/03/2003	-585	2923.4
INGIM	13/03/2003	-468	2304.81
INGIM	21/03/2003	954	4942.88
INGIM	21/03/2003	-8294	42500.3
INGIM	31/03/2003	-681	3435.11
INGIM	17/04/2003	222	1155.81
INGIM	17/04/2003	-400	2059.71
INGIM	30/05/2003	27100	121679
INGIM	23/06/2003	-1800	8438.3
INGIM	26/06/2003	225000	1003500
INGFM	26/06/2003	347000	1547620
INGFM	4/04/2003	-6000	30505.91
INGFM	7/05/2003	-20000	103480.82
INGFM	26/06/2003	53000	236380
INGFM	26/06/2003	25000	111500
INGFM	10/03/2003	-14290	71159.06
INGFM	24/03/2003	-3766	19335.27
INGFM	25/03/2003	-3766	19118.82
INGFM	26/03/2003	-3766	19027.02
INGFM	27/03/2003	-7602	38528.2
INGFM	30/05/2003	-27100	121679
INGFM	10/06/2003	-32700	151023.46
INGFM	20/06/2003	-151278	698368.92
INGFM	23/06/2003	-128022	600159.47
INGFM	26/06/2003	1086000	4843560
INGFM	26/06/2003	377000	1681420
INGNZAJ	12/03/2003	-2400	11987.93
INGNZAJ	8/04/2003	-4800	24396.03
INGNZAJ	23/06/2003	-1500	7032.44
INGNZAJ	26/06/2003	18000	80280
ANZMI	3/06/2003	-7000	31940.81
ANZMI	20/06/2003	-1787	8249.61
ANZMI	23/06/2003	-1513	7092.86
ANZMI	26/06/2003	26000	115960
ANZMI	23/06/2003	-600	2812.77
ANZMI	26/06/2003	2000	8920
ANZMI	23/06/2003	-900	4219.14
ANZMI	26/06/2003	3000	13380
ANZMI	13/06/2003	-3000	14397.59
ANZMI	23/06/2003	-600	2812.77
ANZMI	26/06/2003	11000	49060
ANZMI	15/04/2003	-1800	9352.04
ANZMI	23/06/2003	-300	1406.39
ANZMI	26/06/2003	4000	17840

ANZMI	13/06/2003	-14700	70548.19
ANZMI	20/06/2003	-4062	18752.06
ANZMI	23/06/2003	-3438	16117.14
ANZMI	26/06/2003	64000	285440
ANZMI	30/05/2003	3000	13510.64
ANZMI	26/06/2003	9000	40140
ANZMI	26/06/2003	13000	57980
ANZMI	26/06/2003	19000	84740
ANZMI	24/06/2003	7500	35152.65
ANZMI	26/06/2003	30000	133800
ANZMI	26/06/2003	25000	111500
ANZMI	30/05/2003	32700	147265.93
ANZMI	26/06/2003	46000	205160
ANZMI	26/06/2003	21000	93660
ANZMI	26/06/2003	9000	40140
ANZMI	15/05/2003	-5400	27359.09
ANZMI	3/06/2003	-6900	31484.52
ANZMI	4/06/2003	-2400	10903.21
ANZMI	23/06/2003	-6600	30940.4
ANZMI	26/06/2003	19000	84740
ANZMI	29/04/2003	-6240	32403.59
ANZMI	26/05/2003	-65700	299736.19
ANZMI	26/06/2003	206000	918760
ANZMI	29/04/2003	-748	3884.28
ANZMI	26/05/2003	-8100	36962.12
ANZMI	26/06/2003	27000	120420
ANZMI	6/03/2003	-7800	38635.13
ANZMI	29/04/2003	-499	2591.25
ANZMI	26/06/2003	44000	196240
ANZMI	15/04/2003	-155000	805314.02
ANZMI	20/06/2003	-29410	135770.11
ANZMI	23/06/2003	-24890	116682.83
ANZMI	26/06/2003	388000	1730480

This is the annexure marked "C" of three pages referred to in form 603 initial substantial shareholder signed by me on: 4-7-03

S.S. Rouvray
Secretary



PaperlinX Limited ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia

THE OFFICE OF THE CHAIRMAN

03 JUL 10 AM 7:21

4 July 2003

Dear Shareholder

Share Purchase Plan Offer in conjunction with PaperlinX's expansion into Europe

The Offer

We are pleased to offer PaperlinX's existing shareholders the opportunity to participate in a share purchase plan (***SPP***) by subscribing for up to 1,120 new fully paid ordinary shares at $4.46 in PaperlinX Limited (***SPP Shares***) without incurring brokerage or other transaction costs. Once issued, the SPP Shares will be identical to other ordinary shares and will be entitled to the final dividend for the 30 June 2003 year. Details of the terms of this offer and how you can participate are set out in this letter.

Proposed Acquisition of European Paper Merchanting Business

On 18 June 2003, PaperlinX announced it had signed a Heads of Agreement to acquire the Paper Merchanting Division of Buhrmann NV for €746 million (approximately A$1.3 billion).

This is a major strategic initiative by PaperlinX, in line with our stated strategy of developing a leading international fine paper merchanting business. We believe that it is an excellent move and follows a great deal of analysis, over a long period of time, of the opportunities available to us to grow PaperlinX's merchanting business. This acquisition will create the first multi-continent fine paper merchant with operations across Australasia, Asia, Europe and North America.

Some highlights of the transaction are:

- Buhrmann's Paper Merchanting Division is Europe's largest fine paper merchant with operations in 22 countries, employing over 5,000 people;
- Annual sales are approximately €3 billion (approximately A$5.4 billion), comprising 2.4 million tonnes of paper;
- The acquisition is estimated* to increase PaperlinX's earnings per share by between 5% to 10% in the first full year based on estimated 2003 results;
- PaperlinX's earnings per share are estimated* to increase by at least 40% on 2003 earnings in the third year after the acquisition;
- We are estimating* a 15% return on funds invested by the end of the third year after the acquisition; and
- The purchase price multiple is 7.5 times the average EBITA earnings of Buhrmann's Paper Merchanting Division over the last three years. This compares favourably to other recent transactions in the sector.

The acquisition is to be funded by a combination of debt, an institutional equity placement (the ***Placement***) and this SPP. PaperlinX has already successfully raised approximately A$240 million pursuant to the Placement. The funding arrangements will ensure that the Company continues to maintain a strong balance sheet.

Completion of the transaction is subject to: further due diligence investigations; negotiation of a sale and purchase agreement; completion of Works Council consultation procedures; approval by Burhmann NV's shareholders; regulatory approvals; and other conditions. If the necessary approvals and clearances are not obtained or the further due diligence discloses any matters unsatisfactory to PaperlinX, the transaction will not proceed and the SPP offer (the subject of this letter) will be cancelled and withdrawn.

Further details of the proposed acquisition can be obtained on our website: www.paperlinx.com.au.

Eligibility

You are eligible to participate in the SPP if you were a holder of PaperlinX shares at the close of business on Friday, 20 June 2003 (the **Eligibility Date**) with a registered address in either Australia or New Zealand. The PaperlinX Board has determined that it is not practical for holders of Shares resident, or with registered addresses, in other jurisdictions to participate in the SPP.

Only one parcel of SPP Shares available to each registered holder

You may only apply for one parcel of SPP Shares. This is irrespective of how many times you appear on our share register and whether you receive more than one of these letters. Only you, as the person named on the share register may participate, regardless of whether you are holding the shares on behalf of others. To the extent that you hold shares on behalf of another person resident outside Australia or New Zealand, it is your responsibility to ensure that any acceptance is in compliance with all applicable foreign laws.

Participation optional

Participation in the SPP is entirely at your option. If you are in any doubt as to whether you should participate in the SPP or how such participation will affect you (including taxation implications), you should contact a professional adviser. We make no recommendations as to the desirability or otherwise of your participation in the SPP.

Withdrawal of SPP

As mentioned above, if for some reason PaperlinX does not proceed with the transaction, the SPP offer will be withdrawn and your application money (without interest) will be returned to you.

Purchase price

The purchase price for each share offered for issue under the SPP is **A$4.46** (***SPP Price***), which is the same price at which shares were issued to institutional investors under the Placement. This represents a discount of approximately 7% from the closing price of PaperlinX shares on Tuesday, 17 June 2003 (being the last trading day prior to the Placement).

You should note that the market price of shares may rise or fall between the date of this offer and the date when SPP Shares are allotted and issued to you. Any such change in the share price will not affect the SPP Price. This means that the SPP Price may be either higher or lower than the price of PaperlinX shares at the time the SPP Shares are issued and allotted to you.

SPP Shares entitled to final Dividend

SPP Shares will carry the right to receive the final dividend for the year ending 30 June 2003.



No other transaction costs

No brokerage, commissions or other transaction costs are payable by shareholders in respect of the acquisition of SPP Shares.

Number of SPP Shares offered

If you are eligible to purchase SPP Shares, you may apply for a specified number of SPP Shares under one of the following alternative offers:

Offer	Number of SPP Shares offered	Total amount payable (number of Shares @ A$4.46 per Share)
Offer A	450 Shares	A$2,007.00
Offer B	675 Shares	A$3,010.50
Offer C	1,120 Shares	A$4,995.20

You must apply for a total number of SPP Shares as specified under Offer A, B or C. It is not possible to apply for a smaller or larger number of SPP Shares.

Maximum applications

The offer under the SPP needs to comply with the requirements of ASIC Class Order 02/831. Under those requirements, the maximum number of SPP Shares which may be applied for (namely, 1,120 SPP Shares under Offer C) applies irrespective of how many shares you hold on the Eligibility Date. This limit also applies irrespective of whether you hold shares in more than one account or in another capacity or receive more than one of these SPP offer letters.

PaperlinX reserves the right to reject any application for SPP Shares to the extent it considers that the application (whether alone or in conjunction with other applications) does not comply with these requirements.

Scaling-back of applications

The company reserves the right to scale-back applications if the aggregate value of SPP applications received by PaperlinX substantially exceeds its capital requirements.

If scaling-back does occur:

- all applications made under a relevant Offer category (ie; A, B or C) will be scaled-back in the same way; and
- PaperlinX will refund the excess application money (without interest).

Any determination by the Board in respect of any scaling back will be final.

Non-renounceable offer

The offer to purchase SPP Shares is non-renounceable. This means that you cannot transfer your right to purchase SPP Shares under the offer to anyone else.

Ranking of Shares

All SPP Shares once issued will rank equally with existing shares and will accordingly carry the same voting rights, dividend rights and other entitlements as existing shares.

Binding terms

By accepting the offer to purchase SPP Shares, you agree to be bound by these terms and conditions and PaperlinX's Constitution.

PaperlinX

How to apply for SPP Shares

If you would like to apply for SPP Shares, please complete the enclosed Application Form and return it, together with your cheque made payable to "PaperlinX SPP Account", in the enclosed reply paid envelope. Do not forward cash. Receipts for payment will not be issued. Cheques will only be accepted if they are drawn in Australian currency on an Australian financial institution.

Applications may only be made in one of the designated amounts set out in the Application Form. If the amount of the cheque tendered with the Application Form is not one of the designated amounts, PaperlinX reserves the right to return the Application Form and not allot any SPP Shares to you. All excess application money will be refunded (without interest).

Applications must be received by 5:00pm on Friday, 8 August 2003. Applications received after that time may not be accepted.

Subject to PaperlinX's right to cancel the SPP offer as mentioned above, applications and payments may not be withdrawn once PaperlinX has received them. Application money will not bear interest as against PaperlinX under any circumstances.

Anticipated issue and quotation dates

Subject to the SPP not being cancelled and withdrawn, SPP Shares are expected to be issued and quoted on the ASX in mid to late August 2003. You will then receive a holding statement confirming the number of shares that have been issued to you.

Suspension, termination, anomalies and disputes

PaperlinX may determine in any manner it thinks fit, any difficulties, anomalies or disputes which may arise in connection with or by reason of the operation of the SPP whether generally or in relation to any participant, or application, or SPP Shares and the determination of PaperlinX will be conclusive and binding on all participants and other persons to whom the determination relates.

PaperlinX also reserves the right to waive strict compliance with any provision of these terms and conditions, to amend or vary these terms and conditions and to suspend or terminate the SPP at any time. PaperlinX's rights may be exercised by the Board or any delegate of the Board.

If you have any questions in respect of the SPP, please contact our Share Registrar:

Computershare Investor Services Pty Limited

Telephone: 1800 232 867

Yours sincerely

David Meiklejohn

Chairman

The securities referred to in this letter have not and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States, or to or for the account or benefit of United States persons, in the absence of registration or an available exemption from registration.

This letter has been prepared for publication in Australia and New Zealand and may not be released elsewhere.

*Certain statements in this letter relate to the future. These are based on economic projections and our best estimates but, of course, circumstances change and we cannot guarantee the actual results, performance or achievements of PaperlinX or Buhrmann's Paper Merchanting Division.

PaperlinX Limited ABN 70 005 146 350
All correspondence to:
Share Registry
Level 12, 565 Bourke Street
Melbourne Victoria 3000
Australia
Enquiries (within Australia) 1800 232 867
(International) 61 3 9615 5973
Facsimile 61 3 9611 5710

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Holder Identification Number:	X0123456789
Entitlement Number:	xxx
Record Date:	Friday, 20 June 2003
Offer Closes:	Friday, 8 August 2003
Purchase Price:	A$4.46 per share

THIS DOCUMENT IS IMPORTANT. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH IT, PLEASE CONTACT A PROFESSIONAL ADVISER.

A Share Purchase Plan Application

I/We wish to apply for the number of shares set out below in accordance with the terms of the PaperlinX Limited (*PaperlinX*) Share Purchase Plan (*SPP*).

DECLARATION AND ACKNOWLEDGMENTS

By forwarding a cheque and completing the Acceptance Slip below, you acknowledge that you have read and agreed to be bound by the terms and conditions of the SPP set out in the Chairman's letter dated 4 July 2003 and the Constitution of PaperlinX. You confirm that the total cost of all shares purchased by you (including through joint and beneficial holdings) does not exceed A$5,000. You also agree that the submission of the Acceptance Slip constitutes an irrevocable offer by you to PaperlinX to subscribe for shares on the applicable terms.

INSTRUCTIONS

- Payments must be made via cheque accompanying the Acceptance Slip
- Cash will not be accepted
- Please write your entitlement number on the back of your cheque
- Payment must be consistent with Offer A, B or C
- Please pin cheque to the acceptance slip. Do not staple.
- Cheques must be in Australian dollars and drawn on an Australian financial institution

To complete the Acceptance Slip, you must enter the number of shares for which you wish to apply (by marking the relevant box) and the amount of application money payable along with cheque details. Your application may be rejected if the amount of your cheque does not correspond with Offer A, B or C. Your cheque should be made payable to 'PaperlinX SPP Account' and crossed 'Not Negotiable'.

Acceptance slips and cheques must be actually received **no later than 5.00pm (Melbourne time) on 8th August 2003** at GPO Box 4768, Melbourne VIC 8060. A reply paid envelope is enclosed for shareholders in Australia. New Zealand holders will need to affix the appropriate postage.

PaperlinX may settle, in any matter it thinks fit, any disputes or anomalies which may arise in connection with the SPP, whether generally or in relation to any applicant. The decision of PaperlinX (including as to the number of shares allocated to you) will be conclusive and binding. If your application is rejected, or is accepted in part only, PaperlinX will refund the surplus application monies to you after the offer period closes. Interest will not be paid on the application monies refunded. All shares issued to you will be registered in the name and address shown above.

This offer is non-renounceable

Detach here and return Acceptance Slip and Cheque in the envelope provided 004434 V_008HSB

Pin cheque here. (Do not staple)

B Acceptance Slip X0123456789

No signature required

In case we need to contact you
BH (____) ____________
AH (____) ____________

Indicate your choice below by marking one box only.

☐ **Offer A** 450 Shares A$2,007.00 **or** ☐ **Offer B** 675 Shares A$3,010.50 **or** ☐ **Offer C** 1,120 Shares A$4,995.20

Record Cheque Details Below

Drawer



BSB Number



Amount

A$ ___ - ___

Cheques to be made payable to 'PaperlinX SPP Account'.